Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

QOMPLX to acquire Sentar, Inc., one of the fastest growing cyber companies in the national security sector

Transformative acquisition accelerates QOMPLX’s growth via expansion to the Government & National Security segments.

March 10, 2021 10:09 AM Eastern Standard Time

TYSONS, Va.--(BUSINESS WIRE)--QOMPLX™, the leader in cloud-native risk analytics, has entered into a definitive agreement to acquire Sentar, Inc. (“Sentar”). Sentar is a cyber-intelligence company, applying analytics, operations and systems engineering expertise to protect our national security by innovating, building, and securing mission-critical assets. Sentar will continue to be headed by Sentar President Darren Kraabel alongside other key management. Bridget McCaleb will continue in a formal capacity leading integration efforts for Sentar during the transition.

Sentar is one of the fastest-growing cyber intelligence, analytics and operations solutions providers focused on the National Security sector. Its cyber domain solutions blend expertise in cybersecurity, intelligence, analytics, and systems engineering into holistic solutions that combine these disciplines to deliver superior results. Key clients include the Defense Health Agency, the U.S. Army, the U.S. Navy, and Missile Defense Agency. Sentar and QOMPLX have already begun to partner around industrial control systems security and continuous monitoring using shared expertise and QOMPLX software and analytics. The acquisition of Sentar’s services business provides expert personnel and its decades-long technical and national security sector experience. The pending combination is an exciting prospect for QOMPLX to enhance its cybersecurity intelligence, operations and service delivery across the government. Opportunities for the combined team include the delivery of QOMPLX’s industry leading Active Directory security and authentication attack detection and advanced security data fusion use cases. The aftermath of incidents like Sunburst/SolarWinds and the Microsoft Exchange debacle continue to drive both demand and considerable urgency for the combined capabilities and expertise of the combined company. The combination of both domain expert services and support and necessity of advanced technology to identify and authentication security gaps in government in particular has never been more clear.

“We are excited to welcome Darren and the highly experienced Sentar team to QOMPLX and look forward to supporting these mission critical customers,” said Jason Crabtree, Co-Founder, and CEO of QOMPLX. “QOMPLX is gaining a tremendous group of dedicated professionals who have built an impressive and expanding portfolio of government and defense contracts. We are excited that this team of experts, who will be further enabled by QOMPLX technology, will continue forward as a key platform for future growth and delivery of critical capabilities across the government. Sentar is the perfect catalyst and partner for QOMPLX to scale a unique combined offering bridging technology and domain expertise across the national security and broader government sector in this critical time. Very tactically, we are excited about the future opportunities to advance our robust capabilities in Active Directory and authentication security, industrial control systems and operational technology, and healthcare-related security offerings. We are heartened by the opportunities for long-term strategic partnership between QOMPLX, the joining Sentar team, and the important clients who are so well served by the Sentar team.”

Sentar has achieved significant growth over the past five years by integrating expert services with investments in technology and approaches that offer clients in the national security sector differentiated value. The acquisition of Sentar will extend the broader QOMPLX team’s emergence as a global leader in risk: “I am excited to take on this new role and pursue a new challenge combining QOMPLX’s robust cybersecurity offerings with Sentar’s established presence in the Defense sector,” said Darren Kraabel, President of Sentar. “Our organization celebrated its 30th anniversary in February 2020, and reaching this milestone helped us put in perspective our impressive growth journey. It is hence opportune at this time that we embark on an exciting new journey by joining forces with QOMPLX to transform 30 years of hard work into a new competitive platform.”

The acquisition remains subject to certain closing conditions and is being made as part of QOMPLX’s proposed business combination with Tailwind Acquisition Corp., (NYSE: TWND), a special purpose acquisition company. QOMPLX’s and Tailwind Acquisition Corp.’s boards of directors have unanimously approved the proposed business combination. Completion of the proposed business combination is expected in mid-2021, subject to approval by Tailwind’s stockholders and the satisfaction or waiver of other customary closing conditions identified in the business combination agreement entered into by QOMPLX and Tailwind Acquisition Corp.

About QOMPLX

QOMPLX is the leader in cloud-native risk analytics. We help organizations make intelligent business decisions and better manage risk through our advanced, proprietary risk cloud platform. We are the leaders at rapidly ingesting, transforming, and contextualizing large, complex, and disparate data sources through our data factory, in order to help organizations better quantify, model, and predict risk in areas including cybersecurity, insurance, and finance. Backed by Bill Foley's Cannae Holdings, QOMPLX is co-founded by CEO Jason Crabtree, a former Special Advisor to the Commanding General of the U.S. Army Cyber Command and the Department of Defense, West Point graduate, Rhodes Scholar, and veteran of the War in Afghanistan, and by CTO Andrew Sellers, a U.S. Air Force Academy valedictorian, Truman Scholar, and Iraq War veteran. QOMPLX has entered into a definitive business combination agreement with Tailwind Acquisition Corp. and will be traded on NYSE under the ticker QPLX upon closing of the proposed business combination. For more information, visit qomplx.com and follow us on Twitter.

About Sentar, Inc.

Sentar is a cyber-intelligence company, applying analytics and systems engineering expertise to protect our national security and way of life by innovating, building, and securing mission-critical assets. Established in 1990, we have a long history of innovation. Today, we are one of the fastest-growing cyber-intelligence companies serving the National Security sector. Sentar has offices in Huntsville, Alabama; Charleston, South Carolina; Columbia, Maryland; and San Antonio, Texas. Visit www.sentar.com for more information.

Disclaimers

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021, by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., QOMPLX, Inc. (“QOMPLX”), and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar, Inc. (“Sentar”) and RPC Tyche LLP (“RPC Tyche”); the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate a Pipeline Acquisition or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such Pipeline Acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and RPC Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and RPC Tyche) for QOMPLX; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Tailwind with the SEC and those included under the header “Risk Factors” in the final prospectus of Tailwind related to its initial public offering, dated September 3, 2020. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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